Conformed Copy


                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                      ACINDAR ARGENTINE STEEL INDUSTRY INC.
                 (Translation of Registrant's name into English)



                            Estanislao Zeballos 2739
                                B1643AGY - Beccar
                            Province of Buenos Aires
                                    Argentina
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  X  Form 40-F
                      ---           ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .) ---


                                January 27, 2003

  Condensed from the original prepared in Spanish for publication in Argentina

                   Acindar Industria Argentina de Aceros S.A.



Unaudited Interim Consolidated Financial Statements at September 30, 2002 and 2001

                   Acindar Industria Argentina de Aceros S.A.










Unaudited Interim Consolidated Financial Statements at September 30, 2002 and 2001








Contents



Unaudited Interim Consolidated Balance Sheets at September 30, 2002 and 2001

Unaudited Interim Consolidated Statements of Operations for the nine-month periods ended September 30, 2002 and 2001
Unaudited Interim Consolidated Statement of Changes in Stockholders' Equity for the nine-month period ended September 30, 2002
Unaudited Interim Consolidated Statement of Changes in Stockholders' Equity for the nine-month period ended September 30, 2001
Unaudited Interim Consolidated Statements of Cash Flows for the nine-month periods ended September 30, 2002 and 2001
Notes to the Unaudited Interim Consolidated Financial Statements at
September 30, 2002 and 2001
Review Report of Independent Accountants on the Unaudited Interim Consolidated Financial Statements

  Condensed from the original prepared in Spanish for publication in Argentina

                   Acindar Industria Argentina de Aceros S.A.

                  Unaudited Interim Consolidated Balance Sheets

                         at September 30, 2002 and 2001

================================================================================
                                                    9.30.02         9.30.01
                                                    -------         -------
                                                      Ps               Ps
                                                    -------         -------

ASSETS
CURRENT ASSETS
Cash (Note 6a))                                   39,458,149      28,813,540
Time deposits and others (Note 6 b))              20,745,272       1,238,719
Trade receivables (Note 6 c))                    165,532,327     231,826,077
Other receivables (Note 6 d))                     62,399,519      71,290,956
Inventories (Note 6 e))                          143,215,338     161,246,104
Other assets (Note 6 f))                           4,556,141      12,599,984
                                            ---------------------------------
Total Current Assets                             435,906,746     507,015,380
                                            ---------------------------------
NON-CURRENT ASSETS
Trade receivables (Note 6 g))                        384,334       2,060,823
Other receivables (Note 6 h))                     54,840,817     205,596,702
Investments (Note 6 i))                           26,359,230      31,719,442
Other assets (Note 6 j))                           1,663,055       4,730,750
Property, plant and equipment (Note 10)          936,206,007     976,401,391
Intangible assets                                 28,143,422      45,760,565
                                            ---------------------------------
Total Non-Current Assets                       1,047,596,865   1,266,269,673
                                            ---------------------------------
Total Assets                                   1,483,503,611   1,773,285,053
================================================================================


================================================================================
                                                    9.30.02         9.30.01
                                                    -------         -------
                                                      Ps               Ps
                                                    -------         -------
LIABILITIES
CURRENT LIABILITIES
Accounts payable (Note 6 k))                     173,843,280     262,446,817
Loans (Note 6 l))                                503,452,697     314,962,701
Customers advances (Note 6 m))                     3,944,814      13,950,265
Taxes and social security payable
  (Note 6 n))                                     21,899,065      29,130,473
Other liabilities (Note 6 o))                     54,234,513      40,811,339
Provisions (Note 6 p))                             6,193,799       2,813,280
                                            ---------------------------------
Total Current Liabilities                        763,568,168     664,114,875
                                            ---------------------------------
NON-CURRENT LIABILITIES
Accounts payable (Note 6 q))                      17,969,366      16,849,398
Loans (Note 6 r))                                880,799,568     612,547,849
Taxes payable (Note 6 s))                         11,367,331      25,177,045
Other liabilities (Note 6 t))                     10,685,826      15,888,951
Provisions (Note 6 u))                            10,204,947       3,971,200
                                            ---------------------------------
Total Non-Current Liabilities                    931,027,038     674,434,443
                                            ---------------------------------
Total Liabilities                              1,694,595,206   1,338,549,318
                                            ---------------------------------
STOCKHOLDERS' EQUITY                            (211,091,595)    434,735,735
                                            ---------------------------------
Total Liabilities and Stockholders' Equity     1,483,503,611   1,773,285,053
================================================================================


The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina

                   Acindar Industria Argentina de Aceros S.A.
             Unaudited Interim Consolidated Statements of Operations
          for the nine-month periods ended September 30, 2002 and 2001

================================================================================================================
                                                                             9.30.02              9.30.01
                                                                        ------------------- --------------------
                                                                                Ps                  Ps
                                                                        ------------------- --------------------
Net sales (Note 17)                                                          773,942,786         755,821,881
Cost of sales                                                               (473,472,419)       (586,998,823)
                                                                        ------------------- --------------------

Gross operating profit                                                       300,470,367         168,823,058
Administrative expenses                                                      (40,544,138)        (39,437,450)
Selling expenses                                                             (16,643,404)        (26,683,537)
Depreciation and amortization                                                (85,824,347)        (81,105,012)
Other expenses (Note 6 v))                                                   (38,335,807)        (27,599,244)
Share of earnings of equity method investments (Note 8)                       (6,575,616)          1,238,338
Profit from sale of subsidiary                                                 1,062,722                   -
Other revenues and (expenses) - net (Note 6 w))                               (6,974,893)        (51,726,030)

                                                                        ------------------- --------------------
Subtotal                                                                     106,634,884         (56,489,877)
Financial and holding results
   Generated by assets (Note 6 x))                                          (275,626,529)        (13,593,234)
   Generated by liabilities (Note 6 y))                                     (332,711,015)        (98,224,789)
                                                                        ------------------- --------------------
Operating losses                                                            (501,702,660)       (168,307,900)
Results from reorganization of operations (Note 21)                                    -         (38,161,593)
                                                                        ------------------- --------------------
Loss before taxes                                                           (501,702,660)       (206,469,493)
Income tax and tax on minimum notional income                                    (77,237)           (670,923)
                                                                        ------------------- --------------------
Net loss for the period                                                     (501,779,897)       (207,140,416)
================================================================================================================


The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina

                   Acindar Industria Argentina de Aceros S.A.
   Unaudited Interim Consolidated Statement of Changes in Stockholders' Equity
               for the nine-month period ended September 30, 2002

=====================================================================================================================
                                                                          STOCKHOLDERS' CONTRIBUTIONS
                                                            ---------------------------------------------------------
                                                                Subscribed
                                                                  capital
                                                            ------------------
                                                                  Shares          Adjustment to
                           Item                                 outstanding          capital              Total
                           ----                             ------------------ ------------------ -------------------
                                                                   Ps                 Ps                  Ps
                                                            ------------------ ------------------ -------------------
Balances at the beginning of the year                           278,804,518        453,679,787         732,484,305
Capital reduction due to absorption of accumulated losses
  at historical value (1)                                      (139,402,259)       (52,331,650)       (191,733,909)
Restatement of capital reduction due to absorption of
  accumulated losses                                                      -        (72,176,996)        (72,176,996)
Net loss for the period as per unaudited interim
  consolidated statement of operations                                    -                  -                   -
                                                            ------------------ ------------------ -------------------
Balances at the end of the period                               139,402,259        329,171,141         468,573,400
=====================================================================================================================


=====================================================================================================================


                                                                Unappropriated
                           Item                                retained losses          Total
                           ----                             -------------------- -----------------
                                                                     Ps                  Ps
                                                            -------------------- -----------------
Balances at the beginning of the year                          (441,796,003)       290,688,302
Capital reduction due to absorption of accumulated losses
  at historical value (1)                                       191,733,909                  -
Restatement of capital reduction due to absorption of
  accumulated losses                                             72,176,996                  -
Net loss for the period as per unaudited interim
  consolidated statement of operations                         (501,779,897)      (501,779,897)
                                                            ------------------- -----------------
Balances at the end of the period                              (679,664,995)      (211,091,595)
=====================================================================================================================



(1) Approved by the Shareholders' meeting held on April 30, 2002. The capital reduction is subject to authorization and registration by the Buenos Aires Stock Exchange and the National Securities Commission, which are pending; the legal and regulatory proceedings applicable to the operation are currently in progress.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina

                   Acindar Industria Argentina de Aceros S.A.
   Unaudited Interim Consolidated Statement of Changes in Stockholders' Equity
               for the nine-months period ended September 30, 2001


===================================================================================================================
                                                                       STOCKHOLDERS' CONTRIBUTIONS
                                                         ---------------------------------------------------------
                                                             Subscribed
                                                               capital
                                                         ------------------
                                                               Shares          Adjustment to
                         Item                                outstanding          capital              Total
                         ----                            ------------------ ------------------ -------------------
                                                                 Ps                 Ps                  Ps
                                                         ------------------ ------------------ -------------------
Balances at the beginning of the year                       278,804,518          453,679,787        732,484,305
Net loss for the period as per unaudited interim
   consolidated statement of operations                               -                    -                  -
                                                        -------------------- ------------------ -------------------
Balances at the end of the period                           278,804,518          453,679,787        732,484,305
===================================================================================================================


===================================================================================================================
                                                         Unappropriated retained
                         Item                              earnings (losses)        Total
                         ----                           -------------------- -----------------
                                                                 Ps                  Ps
                                                        -------------------- -----------------
Balances at the beginning of the year                       (90,608,154)        641,876,151
Net loss for the period as per unaudited interim
   consolidated statement of operations                    (207,140,416)       (207,140,416)
                                                        ------------------- --------------------
Balances at the end of the period                          (297,748,570)        434,735,735
===================================================================================================================

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina

                   Acindar Industria Argentina de Aceros S.A.
             Unaudited Interim Consolidated Statements of Cash Flows
          for the nine-month periods ended September 30, 2002 and 2001

================================================================================================================
                                                                             9.30.02             9.30.01
                                                                       -----------------------------------------
                                                                               Ps                   Ps
                                                                       -----------------------------------------
Cash flows from operating activities
Loss before taxes                                                         (501,702,660)       (206,469,493)
Adjustments for:

  Depreciation and amortization                                             85,824,347          81,105,012
  Financial and holding results                                            624,458,193         111,818,023
  Share of earnings of equity method investments                             6,575,616          (1,238,338)
  Net gain on sale and disposal of property, plant and equipment               510,332            (399,164)
  Net losses on sale and disposal of other assets                            5,091,611           1,362,991
  Results from reorganization of operations                                          -          38,161,593
  Other provisions/allowances and other revenues and (expenses) - net       63,780,541          56,050,651

                                                                       -----------------------------------------

Operating cash flows before working capital changes                        284,537,980          80,391,275
Increase in receivables and other assets                                   (42,832,737)        (25,050,864)
Increase in inventories                                                    (81,409,747)           (851,856)
Decrease in liabilities                                                   (109,186,423)        (91,222,913)

                                                                       -----------------------------------------
Cash generated from (used in) operations                                    51,109,073         (36,734,358)
Dismissal and lawsuits indemnities paid                                    (15,680,177)        (38,837,159)
Net interest                                                                 1,060,040         (85,407,701)
Income tax                                                                     (10,696)         (7,458,656)
                                                                       -----------------------------------------
Net cash generated from (used in) operating activities                      36,478,240        (168,437,874)
                                                                       -----------------------------------------
Cash flows from investment activities
  Net investments in property, plant and equipment                           3,810,951         (10,995,348)
  Increase in intangible assets                                             (4,381,511)         (1,080,205)
  Investments in new companies                                                       -             (10,618)
  Proceeds from sale of investments                                         17,854,636                   -
  Collection of dividends                                                      729,960             437,983
                                                                       -----------------------------------------
Net cash generated from (used in) investment activities                     18,014,036         (11,648,188)
                                                                       -----------------------------------------
Cash flows from financing activities
Decrease in customers advances                                               1,573,328          (4,131,758)
Net bank and financial debt                                                 (1,764,371)        (27,410,562)
Subordinated convertible negotiable obligations                                      -         132,722,012
                                                                       -----------------------------------------

Net cash (used in) generated from financing activities                        (191,043)        101,179,692

                                                                       -----------------------------------------
Elimination of restatement of funds at the beginning of year                (7,134,900)                  -
Increase (decrease) in cash and cash equivalents                            47,166,333         (78,906,370)
Decrease in funds due to consolidation of Armax S.A. y S.C.I. S.A.                   -            (112,455)
Decrease in funds due to liquidation of Aser S.A.                                    -              (4,185)
Decrease in funds due to sales of companies                                    (16,184)                  -
                                                                       -----------------------------------------
Cash and cash equivalents at the beginning of the year                      13,021,618          99,979,387
                                                                       -----------------------------------------
Cash and cash equivalents at the end of the period                          60,171,767          20,956,377
                                                                       =========================================
Included in unaudited interim consolidated balance sheets as follows:
  Cash                                                                      39,458,149          28,813,540
  Time deposits and others                                                  20,745,272           1,238,719
  Short-term loans - Bank overdrafts                                           (31,654)         (9,095,882)
                                                                       -----------------------------------------
Total                                                                       60,171,767          20,956,377
================================================================================================================


The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

  Condensed from the original prepared in Spanish for publication in Argentina

                   Acindar Industria Argentina de Aceros S.A.
        Notes to the Unaudited Interim Consolidated Financial Statements
                         At September 30, 2002 and 2001



NOTE 1 - THE COMPANY


Acindar Industria Argentina de Aceros S.A. ("Acindar" or the "Company") is the largest producer of non-flat steel products in Argentina. Acindar currently manufactures a broad range of products from one integrated steel production facility in Villa Constitucion, Province of Santa Fe, Argentina ("Villa Constitucion") and several finishing plants. The Company's principal market is Argentina. The Company's Argentine customers include distributors of steel products, other steel companies, manufacturers of original equipment for several industrial sectors including the automotive and the oil and gas industries and end users, mainly in the construction and agricultural sectors of the economy.



NOTE 2 - ARGENTINE ECONOMIC SITUATION

Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, as has access to bank.

As from December 3, 2001 restrictions on cash availability and circulation and the transfer of foreign currency abroad have been imposed. Subsequently, the Government declared default on external debt payments.


On January 6, 2002, after a political crisis that resulted in the resignation of two presidents, the Government enacted Law N(degree) 25561 (Law of public emergency and exchange system reform) that involved significant changes to the prevailing economic policy and the amendment of the currency convertibility Law in force since march 1991. On February 3, 2002, the Government announced new economic measures that were implemented through Decree 214 (Restructuring of the financial system) dated February 3, 2002 and Decree 260 (Exchange System) dated February 8, 2002, that modified some of the measures included on Law N(degree) 25561. These decrees are being complemented with other regulations, some of which may have been pending at the date at issuance of these unaudited interim consolidated financial statements.


Some of the measures taken by the Government, in force at the date of issuance of these unaudited interim consolidated financial statement, which have affected the Company's financial position are described below:

                   Acindar Industria Argentina de Aceros S.A.
    Notes to the Unaudited Interim Consolidated Financial Statements (Contd.)


NOTE 2 - ARGENTINE ECONOMIC SITUATION (Contd.)

1. As from February 8, 2002 a single free exchange market system was established, which is regulated and controlled by the Argentine Central Bank.
2. Certain transfers abroad of a financial nature and exchange purchase operations require the prior approval of the Central Bank and there are certain requirements for settling and collecting foreign currency arising from exports.
3. Deposits in U.S. dollars or other foreign currencies in Argentine financial institutions at February 3, 2002 were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. On that date, certain restrictions were established on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments. Subsequently, the possibility of transforming part or all of the rescheduled deposits into Government Bonds was introduced. If the depositors do not elect to receive Government Bonds, they will receive bonds issued by the Bank that will observe the pre-existing conditions.
4. Debts in the Argentine financial system and the obligation to pay sums that are not related to the Argentine financial system, in both cases denominated in dollars or other foreign currency at February 3, 2002, whatever their origin or nature, were converted to pesos at the exchange rate of Ps 1 to US$ 1 or its equivalent in such other foreign currency.
5. As from February 3, 2002 a reference stabilization index (CER), which measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the National Institute of Statistics and Census (INDEC), is applied to rescheduled deposits and credits and debts converted into pesos at the exchange rate of Ps 1 per US$ 1 or its equivalent in another foreign currency.
6. The net exchange loss caused by this devaluation will be deductible from income tax over the next five fiscal years.

Valuation of balances in foreign currency - Capitalization of exchange losses
-----------------------------------------------------------------------------

In accordance with Resolution 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, the Company has recognized the effects of the devaluation as from January 1st, 2002.

As established by Resolution 3/2002 issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the National Securities Commission, exchange losses arising out of the devaluation of the Argentine currency as from January 6, 2002 and other effects derived from that devaluation on liabilities stated in foreign currency that existed at that date should be charged against the cost value of the assets

NOTE 2 - ARGENTINE ECONOMIC SITUATION (Contd.)


Valuation of balances in foreign currency - Capitalization of exchange losses (Contd.)
-----------------------------------------------------------------------------

acquired or constructed through such financing if the relationship is direct, and as an alternative criterion it will be possible to opt to give similar treatment to the exchange losses generated by indirect financing. Exchange losses can be recognized against these assets only up to the lower of replacement or reproduction cost of the assets and their recoverable value. Furthermore, exchange losses incorporated to assets will act as advance recognition of the changes in the purchasing power of the currency and will be subsumed in the expression of accounting values in uniform currency.


The Company has applied these rules, and has capitalized $ 68,292,614 million net of depreciation and the effect of inflation.


The remaining exchange losses arising during the period were charged to income and disclosed under "Financial and holding results".



NOTE 3 - ECONOMIC AND FINANCIAL POSITION OF THE COMPANY


The deterioration of the economic and financial situation in Argentina has significantly accelerated since last August. After more than three years of recession, the construction market fell over 27.5% and the automobile industry 17.4%. The Company's sales and, consequently, its capacity to generate funds, recorded a sustained and sharp drop at the end of the year 2001. The situation of the financial system has almost eliminated the access to credit, causing the progressive deterioration of the capitalization structure of Argentine companies, a situation from which the Company has not been exempt.


In this context, the operation of the production facilities of the Company requires the use of all its resources and income to pay input, raw materials, salaries and services required for the manufacture and delivery of products, preventing payment of principal and interest on its financial debt. This situation affects the debts with local and foreign bank entities, as well as those derived from the acquisition of certain fixed assets and holders of negotiable obligations.

The Company informed this situation to its financial creditors. Subsequently, with the advice of CSFB (Credit Suisse First Boston), the Company started to draft a plan for the restructuring of its debt contemplating its repayment capacity in a highly uncertain economic context.

NOTE 3 - ECONOMIC AND FINANCIAL POSITION OF THE COMPANY (Contd.)


The Company has begun negotiations with its bank and financial creditors, which formed a Committee at the meeting held on June 13 last to represent them. The Company obtains advice from the Committee to reach an agreement regarding the restructuring of its debt. At the date of issue of these financial statements, the outcome of this process cannot be estimated.


In addition, through custodian entities, the Company started to identify the holders of 11.25% Negotiable Obligations maturing in 2004, a process which is expected to be ended soon.

The Company considers that the setting up of a Bank Committee, the indentification of the holders of 11.25% Negotiable Obligations and the stabilizing of the macroeconomic outlook will enable it to advance faster towards the final restructuring of its financial debt.

The principal measures that are being implemented to reverse the current situation are as follows:

o temporary suspension of payments of the bank debt and preparation of a restructuring proposal, to which end Acindar I.A.A.S.A contracted the financial advisory services of Credit Suisse First Boston;

o    rescheduling of production activities to consider new export opportunities.

o    negotiation with suppliers, to maintain competitive costs;

As a result of the devaluation of the Argentine currency at September 30, 2002, the Company records negative stockholders' equity. The Shareholders must agree the refund of capital stock to prevent the dissolution of the Company before December 10, 2003, as established by Decree No. 1269/2002 issued by the National Executive Branch.


NOTE 4 - BASIS FOR THE PREPARATION OF THE UNAUDITED INTERIM
         CONSOLIDATED FINANCIAL STATEMENTS

a) Basis of presentation

These unadited interim consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Argentina "Argentine GAAP". Accounting principles generally accepted in Argentina require companies with controlling financial interest in other companies to present both parent company financial statements, where investments in subsidiaries are accounted

NOTE 4 - BASIS FOR THE PREPARATION OF THE UNAUDITED INTERIM
         CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

a) Basis of presentation (Contd.)

for by the equity method, and consolidated financial statements as primary and supplementary information, respectively. These unadited interim consolidated financial statements have been adapted in order to comply with the form and content of financial statements that are familiar to international investors. For that reason these unaudited interim consolidated financial statements do not include parent company financial statements.

The Stockholders' meeting held on August 10, 2001 approved the change of year-end closing date from June to December.


To facilitate comparability of these unaudited interim consolidated financial statements for the nine-month period ended on September 30, 2002, the amounts corresponding to the nine month period from January 1 and September 30, 2001 are disclosed, which were restated in uniform currency at September 30, 2002.


b) Inflation


The consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with the professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, Resolution No. 240/02 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and Resolution No. 415 of the National Securities Commission, recognition of the effects of inflation in these financial statements has been reestablished. To this end, the restatement method established by Technical Pronouncement No. 6 of the FACPCE has been used, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

NOTE 4 - BASIS FOR THE PREPARATION OF THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

The following concepts are included together in the statement of income as "Financial and holding results":

a. Net result of exposure to the changes in the purchasing power of the currency.
b.   Other holding gains and losses arising in the period.
c.   The financial results.

c) Related companies

The unaudited interim consolidated financial statements include assets, liabilities, profit and losses of the following related companies:

                                                             Participation in
                                                            subscribed capital
                                                            ------------------
                                                          9.30.02        9.30.01
                                                          -------        -------
                                                             %             %
                                                          -------        -------

Acindar Do Brasil Ltd.                                      100           100
Acindar Uruguay Industria Argentina de Aceros S.A.          100           100
Agrinsa Agroindustrial S.A.                                 100           100
Armax S.A.                                                    -           100
Bagual Ltda..                                               100             -
Aser S.A. (en liquidacion)                                    -           100
Clamet S.A.                                                   -           100
Comercial Acindar Chile Ltd.                                  -           100
Impeco S.A.                                                 100           100
Indema S.A.                                                   -           100
Invertrad S.A.                                                -           100
Central Pedro de Mendoza S.A. (in liquidation)               86.4          86.4
Puar S.A.                                                     -           100
Sampa S.A.                                                    -           100
Tejimet S.A.                                                  -           100
Sistemas Constructivos Integrales S.A.                        -



NOTE 5 - VALUATION CRITERIA

The main valuation criteria used in the preparation of the unaudited interim consolidated financial statements are as follows:

a) Cash, Trade receivables, Other receivables and Liabilities

These accounts are stated at nominal value, including accrued interest through period-end, as appropriate.

NOTE 5 - VALUATION CRITERIA (Contd.)

a) Cash, Trade receivables, Other receivables and Liabilities (Contd.)

An allowance for doubtful accounts was set up based on the analysis of the aging of ordinary trade receivables and notes receivable and on the total amount of accounts in litigation. The provision is deducted from Trade receivables.

Past due debit notes for interest on late payment included under Trade receivables were written down, as collectibility is considered to be unlikely in the current economic context. The effect was recorded as interest under "Financial and holding results" generated by assets.

b) Time deposits and others

Government securities are valued at their respective period-end quotation value, less estimated selling expenses.

Short-term investments are valued at their placement value plus interest accrued through each period-end.

c) Inventories

Inventories are valued at cost of replacement. The aggregate value does not exceed estimated realizable value.

An allowance for inventory losses is recorded monthly to cover differences arising from physical counts, which are performed regularly on a rotating basis.

In addition, an allowance for decrease in book value of slow-moving items was set up to cover potential losses derived from their realization.

d) Other assets - Property, plant and equipment held for sale and assets in comodatum

This heading discloses property, plant and equipment removed from the productive process and held for sale and other assets. Their value does not exceed recoverable value.

e) Investments

The investments in related companies were valued by the equity method of accounting, except for Eco Oil S.A. which was valued at restated acquisition cost.


The investment in I.P.H. S.A.I.C.F. was valued by the equity method of accounting, based on the financial statements at June 30, 2002, restated at September 30, 2002.

NOTE 5 - VALUATION CRITERIA (Contd.)

f) Property, plant and equipment

Fixed assets are valued at restated acquisition cost, less accumulated depreciation.

Depreciation of fixed assets is calculated by the straight-line method applied to the estimated useful lives of the assets.

The remaining useful lives of the assets making up the machinery heading in the main productive areas of the Villa Constitucion plant were re-estimated at July 1, 2001 based on a study performed by independent experts.

Costs of maintenance and repairs are charged to income. The carrying amounts and accumulated depreciation of assets sold or retired are eliminated from the respective accounts and gains or losses realized from the sale are charged to income.


As established by CNV Resolution No. 398/02, the capitalization of the exchange loss amounting to Ps 68.3 million was recorded under this caption, net of depreciation and the effect of inflation.


The aggregate value of property, plant and equipment, taken as a whole, does not exceed their value of economic utilization to the Company.

g) Intangible assets

Professional fees and other expenses and costs incurred in the development of the Company's strategic Transformation Program, reorganizing of marketing and sales programs, redesigning and updating the management information systems and technical advice on the automation of rolling and steel-making processes have been capitalized, those expenses and costs have been restated and are being amortized by the straight-line method over a term of five years.

Furthermore, the Company is in the process of implementing the SAP integrated system. The implementation costs and related licenses were recognized under intangible assets and are amortized by the straight-line method over a term of five years.

NOTE 5 - VALUATION CRITERIA (Contd.)

g) Intangible assets (Contd.)

In addition, shown under this caption is the goodwill derived from the association with I.P.H. S.A.I.C.F. valued at restated acquisition cost, net of accumulated amortization. Goodwill is amortized by the straight-line method over a term of ten years.

h) Dismissal indemnities

Dismissal indemnities are charged to the "Provision for Restructuring". This program contemplates the Company's downsizing as a result of the industrial concentration process and the changes to the working modalities that are being implemented.

i) Income tax

Income tax expensed in certain subsidiaries is the amount estimated for the period in accordance with current tax legislation and the tax result.

j) Stockholders' equity


The movements in Shareholders' Equity accounts were restated following the guidelines detailed in Notes 4.b). The subscribed capital account was stated at its historical nominal value. The difference between subscribed capital stated in uniform currency and the historical nominal subscribed capital is shown in the Capital Adjustment account making up the Shareholders'Equity.


k) Revenues and expenses

Revenues and expenses are credited or charged to income on an accrual basis.

l) Holding results


Holding results include exchange losses, changes in market value of investments and the effect of changes in the cost of replacement of inventories.


m) Amounts in foreign currencies

Amounts in foreign currencies are stated at the selling or buying exchange rate in effect at the end of each period, including accrued interest, if applicable.

NOTE 5 - VALUATION CRITERIA (Contd.)

n) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

o) Tax on minimum notional income

Law No. 25063 published in the Official Gazette on December 30, 1998 created the minimum notional income tax applicable to financial years ended as from December 31, 1998. This tax is calculated at the rate of 1% on assets determined in accordance with tax criteria.

Minimum notional income tax corresponding to the fiscal period from 1999 to 2001 is shown under non-current tax credits, as it is expected to be computed as payment on account of income tax within the ten years following that of payment, as established by Law No. 25063 and amendments.

On November 15, 2001 the Company was included in the register of beneficiaries of the Agreement to Improve Competitivity and Generate Employment, thus being exempt from payment of minimum notional income tax.

In the subsidiary Central Pedro de Mendoza S.A. (in liquidation), the minimum notional income tax was charged to income, as it was estimated that it would not be able to be claimed as a credit on account of income tax.


NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                9.30.02              9.30.01
                                                                           ------------------- --------------------
                                                                                   Ps                  Ps
                                                                           ------------------- --------------------
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
ASSETS
CURRENT ASSETS
a) Cash
      Cash on hand                                                                5,696,071             848,797
      Deposits in transit                                                         5,188,439             546,764
      Bank deposits                                                              28,573,639          27,417,979
                                                                           ------------------- --------------------
   Total                                                                         39,458,149          28,813,540
                                                                           =================== ====================
b) Time deposits and others
      Government bonds                                                               54,620             911,391
      Time deposits and others                                                   20,690,952             327,328
                                                                           ------------------- --------------------
   Total                                                                         20,745,272           1,238,719
                                                                           =================== ====================





NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED
         BALANCE SHEETS AND THE UNAUDITED INTERIM
         CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

                                                                                9.30.02              9.30.01
                                                                           ------------------- --------------------
                                                                                   Ps                  Ps
                                                                           ------------------- --------------------
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
ASSETS
CURRENT ASSETS (Contd.)
c) Trade receivables
      Trade                                                                     132,206,940         225,368,264
      Related companies - Trade                                                  40,135,412           7,579,840
      Notes                                                                      29,391,455          14,974,341
      Related companies - Notes                                                     130,008             486,632
      Allowance for doubtful accounts (1)                                       (36,230,061)        (16,031,717)
      Allowance for discounts                                                      (101,417)           (551,283)
                                                                           ------------------- --------------------
   Total                                                                        165,532,327         231,826,077
                                                                           =================== ====================
d) Other receivables
      Related companies                                                              45,496             115,829
      Dividends receivable from related companies                                 1,470,000           3,251,689
      Related companies - Notes                                                           -             372,531
      Prepaid expenses                                                              113,167             407,948
      Sundry debtors                                                             27,993,039          33,096,373
      Tax credits (Note 7)                                                       22,248,935          22,313,826
      Advances to suppliers                                                         460,928           1,711,028
      Export tax rebates                                                          5,175,285           2,271,842
      Attachments                                                                   971,199                   -
      Others                                                                      3,921,470           7,749,890
                                                                           ------------------- --------------------
                                                                           ------------------- --------------------

    Total                                                                        62,399,519          71,290,956

                                                                           =================== ====================
e) Inventories
      Finished products                                                          86,220,405         104,161,695
      Raw materials                                                              26,307,343          18,988,472
      Materials                                                                  17,013,638          29,974,477
      Advances to suppliers                                                       8,295,749           3,280,016
      Goods in transit                                                            8,485,297           6,931,442
      Allowance for inventory losses/Decrease in book values of
       inventories                                                               (3,107,094)         (2,089,998)
                                                                           ------------------- --------------------
    Total                                                                       143,215,338         161,246,104
                                                                           =================== ====================
f) Other assets
      Property, plant and equipment held for sale and other assets                4,556,141          12,599,984
                                                                           ------------------- --------------------
    Total                                                                         4,556,141          12,599,984
                                                                           =================== ====================

  (1) Debtors in litigation were disclosed net of the allowance for doubtful accounts




NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED
         BALANCE SHEETS AND THE UNAUDITED INTERIM
         CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

                                                                                 9.30.02              9.30.01
                                                                           -------------------- --------------------
                                                                                   Ps                   Ps
                                                                           -------------------- --------------------
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
ASSETS
NON-CURRENT ASSETS
g) Trade receivables
      Notes                                                                         384,334            2,060,823
                                                                           -------------------- --------------------
    Total                                                                           384,334            2,060,823
                                                                           ==================== ====================
h) Other receivables
      Related companies                                                                   -               72,358
      Tax credits (Note 7)                                                       51,797,085          200,257,930
      Others                                                                      3,043,732            5,266,414
                                                                           -------------------- --------------------
   Total                                                                         54,840,817          205,596,702
                                                                           ==================== ====================
i) Investments
      Related companies (Note 8)                                                 26,333,792           31,630,832
      Others                                                                         25,438               88,610
                                                                           -------------------- --------------------
   Total                                                                         26,359,230           31,719,442
                                                                           ==================== ====================
j) Other assets
      Property, plant and equipment held for sale                                   195,062              577,341
      Assets in comodatum                                                         1,467,993            4,153,409
                                                                           -------------------- --------------------
                                                                           -------------------- --------------------
   Total                                                                          1,663,055            4,730,750
                                                                           ==================== ====================
LIABILITIES
CURRENT LIABILITIES
k) Accounts payable
      Trade                                                                      48,519,993           81,047,477
      Unsecured notes payable                                                   118,631,244          165,271,030
      Related companies                                                             848,468           12,475,708
      Accrued interest and expenses                                               5,609,867            2,527,604
      Others                                                                        233,708            1,124,998
                                                                           -------------------- --------------------
   Total                                                                        173,843,280          262,446,817
                                                                           ==================== ====================
l) Loans
      Bank overdrafts (Note 13)                                                      31,654             9,095.882
      Secured loans (Note 13)                                                     9,350,000            6,257,996
      Unsecured loans (Note 13)                                                 326,649,402          280,414,471
      Negotiable Obligations (Note 13)                                           37,400,000                    -
      Accrued interest and expenses                                             130,021,641           19,194,352
                                                                           -------------------- --------------------
    Total                                                                       503,452,697          314,962,701
                                                                           ==================== ====================


NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

                                                             9.30.02           9.30.01
                                                       --------------------------------------
                                                               Ps                Ps
                                                       --------------------------------------
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
LIABILITIES
CURRENT LIABILITIES (Contd.)
m) Customers advances
      Customers advances                                      3,378,134        13,950,265
      Relates companies                                         566,680                 -
                                                       --------------------------------------
    Total                                                     3,944,814        13,950,265
                                                       ======================================
n) Taxes and social security payable
      Salaries and wages                                      5,055,154         2,356,424
      Withholdings, contributions and taxes payable           7,080,215         9,895,965
      Taxes (net of prepayment)                               4,888,172         6,861,434
      Social security charges                                 4,875,524        10,016,650
                                                       --------------------------------------
    Total                                                    21,899,065        29,130,473
                                                       ======================================
o) Other liabilities
      Accrued fees and expenses                              21,098,593         2,253,385
      Debt from Adaptation Program                            4,836,310        20,688,851
      Debts from legal claims                                 1,246,740         2,357,477
      Unsecured notes payable                                21,347,061        12,613,623
      Fixed assets rental collected in advance                2,968,842         1,797,463
      Accrued interest                                          423,691           187,698
      Relates companies                                       2,313,276                 -
      Others                                                          -           912,842
                                                       --------------------------------------
    Total                                                    54,234,513        40,811,339
                                                       ======================================
p) Provisions

      Provision for contingencies                             1,720,560         2,813,280
      Provision for restructuring                             4,473,239                 -

                                                       --------------------------------------
    Total                                                     6,193,799         2,813,280
                                                       ======================================
NON-CURRENT LIABILITIES
q) Accounts payable
      Trade                                                  17,969,366        16,089,266
      Unsecured notes payable                                         -           760,132
                                                       --------------------------------------
    Total                                                    17,969,366        16,849,398
                                                       ======================================

 NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

                                                                               9.30.02         9.30.01
                                                                         ------------------------------------
                                                                                 Ps              Ps
                                                                         ------------------------------------
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
LIABILITIES
NON-CURRENT LIABILITIES (Contd.)
r) Loans
      Unsecured loans (Note 13)                                               282,399,568     235,340,833
      Secured loans (Note 13)                                                           -       1,161,317
      Negotiable Obligations (Note 13)                                        374,000,000     243,323,688
      Subordinated Convertible Negotiable Obligations
      (Note 13 and 16)                                                        224,400,000     132,722,011
                                                                         ------------------------------------
    Total                                                                     880,799,568     612,547,849
                                                                         ====================================
s) Taxes payable
      Taxes payable                                                            11,367,331      25,177,045
                                                                         ------------------------------------

    Total                                                                      11,367,331      25,177,045

                                                                         ====================================
t) Other liabilities
      Debt from Adaptation Program                                              2,133,104       3,756,445
      Debts from legal claims                                                           -       3,536,215
      Fixed assets rental collected in advance                                  8,227,981       6,357,333
      Others                                                                      324,741       2,238,958
                                                                         ------------------------------------
    Total                                                                      10,685,826      15,888,951
                                                                         ====================================
u) Provisions

      Provision for contingencies                                               5,059,883       3,971,200
      Provision for restructuring                                               5,145,064               -

                                                                         ------------------------------------
   Total                                                                       10,204,947       3,971,200
                                                                         ====================================
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
v) Other expenses
      Taxes                                                                    (2,792,833)     (3,741,451)
      Doubtful accounts                                                       (35,542,974)    (23,857,793)
                                                                         ------------------------------------
   Total                                                                      (38,335,807)    (27,599,244)
                                                                         ====================================
w) Other revenues and (expenses) - net
      Net gain on sale and disposal of property, plant and equipment           (1,516,182)        399,164
      Others                                                                     (549,271)         54,675
      Net losses on sale and disposal of other assets                          (6,500,992)     (1,118,767)
      Advice to find a strategic investor                                               -     (11,555,727)
      Income (net) on other sales                                               2,043,178         755,155
      Amortization of deferred charges                                            (42,806)     (5,466,302)
      Amortization of assets in comodatum                                        (356,003)       (593,345)
                                                                         ------------------------------------
     Carried forward                                                           (6,922,076)    (17,525,147)
                                                                         ------------------------------------

NOTE 6 - COMPOSITION OF MAIN CAPTIONS OF THE UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS AND THE UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (Contd.)

                                                                               9.30.02       9.30.01
                                                                         ----------------------------------
                                                                                 Ps            Ps
                                                                         ----------------------------------
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
w) Other revenues and (expenses) - net (Contd.)
     Brought forward                                                           (6,922,076)  (17,525,147)
      Indemnities and Provision for restructuring                                 (52,817)  (25,014,602)
      Contingencies and charges for labor lawsuits                                      -    (3,318,050)
      Expenses corresponding to advice for corporate reorganization                     -    (4,058,298)
      Results due to interuption of activities                                               (1,253,863)
      Charge due to retirement of assets for sale                                              (556,070)
                                                                         ----------------------------------
   Total                                                                       (6,974,893)  (51,726,030)
                                                                         ==================================
x) Financial and holding results generated by assets

      Holding results from inventories (*)                                    (34,412,781)   (6,918,531)
      Net exchange gain (*)                                                    50,747,016    (6,438,159)
      Interest                                                                 10,529,137      (236,544)
      Cash discounts                                                           (2,264,920)            -
      Result of exposure to inflation                                        (300,224,981)            -

                                                                         ----------------------------------
   Total                                                                     (275,626,529)  (13,593,234)
                                                                         ==================================
y) Financial and holding results generated by liabilities

      Net exchange loss (*)                                                (1,066,581,407)   (1,983,749)
      Interest (*)                                                            (54,203,359)  (89,458,695)
      Tax on bank debits and credits                                           (7,802,246)   (4,583,769)
      Taxes on interest                                                                 -    (2,198,576)
      Result of exposure to inflation                                         795,875,997             -

                                                                         ----------------------------------
   Total                                                                     (332,711,015)  (98,224,789)
                                                                         ==================================


(*) Disclosed net of effects of inflation


NOTE 7 - OTHER RECEIVABLES - TAX CREDITS

The Company's current and non-current tax credits are summarized as follows:

                                            9.30.02       9.30.01
                                       ---------------------------------
                                               Ps           Ps
                                       ---------------------------------
Current
   VAT technical balance                     18,976,530   12,764,183
   Others                                     3,272,405    9,549,643
                                       ---------------------------------
Total                                        22,248,935   22,313,826
                                       =================================

NOTE 7 - OTHER RECEIVABLES - TAX CREDITS (Contd.)

                                                  9.30.02         9.30.01
                                               ---------------------------------
                                                     Ps             Ps
                                               ---------------------------------
Non-current
   Tax benefits for industrial promotion           31,874,538     70,507,545
   VAT technical balance                              993,781     84,243,412
   Tax on minimum notional income                  18,677,397     44,574,404
   Others                                             251,369        932,569
                                               ---------------------------------
Total                                              51,797,085    200,257,930
                                               =================================


NOTE 8 - INVESTMENTS IN UNCONSOLIDATED RELATED COMPANIES

a) Investments in unconsolidated related companies, recorded by the equity method, are as follows:

                 Company                      Ownership           Investment by           Share of earnings of
                                              interest            equity method         equity method investments
--------------------------------------------------------------------------------------------------------------------
                                            2002     2001       2002         2001          2002          2001
                                          --------------------------------------------------------------------------
                                               %        %         Ps           Ps            Ps            Ps
                                          --------------------------------------------------------------------------
Acero Express S.A. (1)                        -       50.00           -       13,272             -            -
Armax S.A.                                    -        -              -            -             -      300,596
Fortunato Bonelli y Cia. S.A.                49.00    49.00  13,699,298   20,405,231    (6,363,232)     154,008
I.P.H. S.A.I.C.F.                            33.00    33.00  12,606,494   11,029,173      (212,384)     283,474
Sistemas  Constructivos  Integrales  S.A.     -        -              -            -             -      854,745
(1)
Others                                        -        -              -            -             -     (354,485)
                                                            --------------------------------------------------------
                                                             26,305,792   31,447,676    (6,575,616)   1,238,338
                                                            ========================================================

b) Investments in unconsolidated related companies, valued at restated cost, are as follows:

              Company                              9.30.02       9.30.01
-------------------------------------------------------------------------------
                                                    Ps             Ps
                                           ------------------------------------
Rainbow S.A.                                             -        110,601
Eco Oil S.A.                                        28,000         61,937
Abemex S.A.                                              -         10,618
                                           ------------------------------------
                                                    28,000        183,156
                                           ====================================

(1) Companies consolidated line by line in these financial statements (see Note 4.c).

NOTE 9 - DEBT FROM PURCHASE OF COMPANIES

Laminfer S.A. - Impeco S.A.

During the year ended June 30, 1998 the Company purchased the entire capital stock of Laminfer S.A. and Impeco S.A., the leading manufacturers of structural pipes in Argentina. The purchase price amounted to US$ 20,402,275. The outstanding balance of US$ 5,702,275 is financed through notes with maturity date on January 31, 2002. At the date of issue of these unaudited interim consolidated financial statements, the Company has not paid the mentioned balance.


NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

                  Principal accounts                                        Depreciation       Net book value
                                                    Amount at the end    accumulated a the      at the end of
                                                      of the period      end of the period       the period
-----------------------------------------------------------------------------------------------------------------
                                                            Ps                   Ps                  Ps
                                                   --------------------------------------------------------------

Land                                                      16,904,746                    -           16,904,746
Buildings                                                513,191,142          338,293,096          174,898,046
Ports                                                     41,280,126           23,583,779           17,696,347
Roads and bays                                            32,260,990           30,040,203            2,220,787
Railways installations and material                       17,995,629           16,308,350            1,687,279
Vehicles and other equipment                              16,993,977           16,221,722              772,255
Machinery and industrial equipment                     2,028,380,959        1,402,937,094          625,443,865
Furniture and fixtures                                     5,514,090            3,580,140            1,933,950
Work in progress                                           9,380,688                    -            9,380,688
Goods in transit                                          15,346,977                    -           15,346,977
Installations and auxiliary equipment                     20,669,564           19,055,940            1,613,624
Advances to suppliers                                         14,829                    -               14,829
Capitalized exhange losses Res. No. 398/02
of the National Securities Commission                     75,078,912            6,786,298           68,292,614

                                                   --------------------------------------------------------------
Total at September 30, 2002                            2,793,012,629        1,856,806,622          936,206,007
                                                   ==============================================================

NOTE 11 - LIQUIDATION OF RELATED COMPANIES

On September 11, 2001 the stockholders of Sistemas Constructivos Integrales S.A. decided to dissolve and wind up the company. To this end, on November 2, 2001 the stockholders of the company approved the final liquidation balance sheet as of October 31, 2001. At the date of these unaudited interim consolidated financial statements registration of the liquidation with the Superintendency of Corporations was pending.

In addition, on November 12, 2001 the stockholders of Invertrad S.A. decided to dissolve and wind up the company. To this end, on March 6, 2002 the stockholders of the company approved the final liquidation balance sheet as of December 31, 2001. At the date of these unaudited interim consolidated financial statements registration of the liquidation with the Superintendency of Corporations was pending.


These entities did not have significant operations.



NOTE 12 - SALE OF COMPANIES


On September 13, 2002, Acindar I.A.A.S.A. sold Comercial Acindar Chile Ltda. The sale to CAP S.A. and Gerdau AZA S.A. was carried out for a total of US$ 5.2 million, generating income for Ps 1,185,808, which was appropriated to "Profit from sale of subsidiary". Through this sale, Acindar I.A.A.S.A. will transfer the operation of products for civil construction which used to be carried out in Chile.


On September 2, 2002, the Company sold Armax S.A., generating a net loss of Ps 123,086.


NOTE 13 - SHORT AND LONG-TERM DEBT

a) By type of currency and rate of interest

                              Currency       9.30.02         9.30.01     9.30.02    9.30.01
                            ------------- --------------- -------------- --------- ----------
                                                Ps             Ps           %          %
                                          --------------- -------------- --------- ----------
SHORT-TERM LOANS
Bank overdrafts             Ps                 31,654       8,893,229      60.00     16.50
                            US$                     -         202,653       -        12.00
                                          --------------- --------------
                                               31,654       9,095,882
                                          =============== ==============

NOTE 13 - SHORT AND LONG-TERM DEBT (Contd.)

a) By type of currency and rate of interest (Contd.)

                                                   Currency       9.30.02        9.30.01     9.30.02    9.30.01
                                                 ------------- ----------------------------- --------- ----------
                                                                     Ps            Ps           %          %
                                                               ----------------------------- --------- ----------

Secured loans                                    US$             9,350,000      6,257,996       6.32      6.38

                                                               -----------------------------

                                                                 9,350,000      6,257,996

                                                               =============================

Unsecured loans                                  Ps              107,531,114     10,031,165    10.12     11.54
                                                 US$             219,118,288    270,383,306     5.79     10.24
                                                               -----------------------------
                                                                 326,649,402    280,414,471
                                                               =============================

Negotiable Obligations                           US$              37,400,000              -     5.57      -
                                                               =============================

LONG-TERM LOANS
Secured loans                                    US$                       -      1,161,317     -         6.38
                                                               -----------------------------
                                                                           -      1,161,317
                                                               =============================

Unsecured loans                                  Ps                  743,295      4,111,675    11.00     11.54
                                                 US$             281,656,273    231,229,158     5.79     10.24
                                                               -----------------------------
                                                                 282,399,568    235,340,833
                                                               =============================
Negotiable Obligations
   Non-convertible Negotiable Obligations        US$             374,000,000    221,203,353    11.25     11.25
   International Finance Corporation (IFC)       US$                       -     22,120,335     -         7.31
                                                               -----------------------------
                                                                 374,000,000    243,323,688
                                                               -----------------------------

Subordinated Convertible Negotiable Obligations  US$             224,400,000    132,722,011     7.50      7.50
                                                               =============================

Ps: Argentine Pesos, US$: United States Dollars.

b) Main agreements of long-term loans

Below is a summary of the Company's financial indebtedness. At the date of these unaudited interim consolidated financial statements, the Company has postponed the payment of its financial debt, as mentioned in Note 3.

1. Non-convertible Negotiable Obligations

Amount: US$ 100,000,000.

Characteristics: These Negotiable Obligations are not convertible into ordinary shares, are unsecured and rank pari passu in right of payment with all other existing and future indebtedness of the Company.

NOTE 13 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

1. Non-convertible Negotiable Obligations (Contd.)

Amortization: Maturing in February 2004, accruing interest at an annual rate of 11.25%. These bonds may be totally or partially redeemed by the Company after February 15, 2002, at the following redemption prices:

              Year               Redemption
----------------------------------------------
                                      %
                                --------------
              2002                105.6250
              2003                102.8125
              2004                100.0000

Covenants: The Notes were issued under an Indenture which includes, among others, the following covenants: limitation on indebtedness if the consolidated coverage ratio does not exceed 2 to 1; limitation on indebtedness or capital stock of restricted subsidiaries; limitation on restricted payments; limitation on restrictions on distribution from restricted subsidiaries; limitation on sales of assets and subsidiary stock; limitation on affiliate transactions; limitation on the sale of restricted subsidiaries; limitation on liens; limitation on sale/leaseback transactions; and limitation on changes in the nature of the business.

In the event of non-compliance, the noteholders can declare the obligation past due and demand payment. At the date of issue of these unaudited interim consolidated financial statements, no payment request has been received from the creditors.

2. International Finance Corporation (IFC)

An investment agreement was entered into with the IFC on February 9, 1995 to finance the Transformation Program. The following are the principal conditions of the loans granted as part of the investment agreement:

"A" Loan

Amount: US$ 15,000,000.

Amortization: Payable in 12 semiannual installments of US$ 1,250,000 beginning February 12, 1997 and ending August 12, 2002.

NOTE 13 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation (IFC) (Contd.)

Interest: LIBOR plus 2.75% annually (payable every six months).

As of September 30, 2002 ten installments have been paid.

"C" Loan

Amount: US$ 10,000,000.

Characteristics: These are Negotiable Obligations convertible into Class "B" common shares at the holder's option. Issue date: February 9, 1995.

Amortization: Payable in one single maturity in February 2003.

Conversion: Conversion price is equal to Ps 1.50 per share multiplied by the conversion premium. Holders are entitled to anticipated conversion during the following periods:

February 9, 2002 to February 8, 2003 (conversion premium = 1.45)

Interest: LIBOR plus 2% annually (payable every six months).

In addition, loans were subscribed with the same entity according to the following characteristics:

Stand-by loan

Amount: US$ 70,000,000.

Amortization: US$ 45,000,000 in 10 semiannual installments of US$ 4,500,000 counted as from May 15, 1999, the remaining US$ 25,000,000 being repayable in 18 semiannual installments of US$ 1,388,888 counted as from April 15, 2001.

Interest: LIBOR plus 3% annually (payable every six months).

NOTE 13 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

2. International Finance Corporation (IFC) (Contd.)

As of September 30, 2002 five installments corresponding to the US$ 45,000,000 tranche and one installment corresponding to the US$ 25,000,000 tranche have been settled.

Loan for the financing of fixed assets

Amount granted: US$ 50,000,000.

Amount disbursed: US$ 50,000,000.

Amortization: US$ 25,000,000 in 18 semiannual installments of US$ 1,388,888 beginning April 15, 2001, the remaining US$ 25,000,000 being repayable in 11 semiannual installments of US$ 2,272,727 counted as from October 15, 2004.

Interest: LIBOR plus 3% annually.

As of September 30, 2002 one installment of the first US$ 25,000,000 tranche has been paid.

Covenants: Include, among others, that the Company shall not: (i) declare or pay any dividends or make any distribution of its capital if an event of default has occurred and is continuing, or (ii) create or permit to exist (including consolidated subsidiaries) any lien on any property, revenues or other assets, present or future. In addition, as from January 10, 1997, the Company is required to maintain: (i) a consolidated debt-to-equity ratio of no more than
1.1 to 1.0, and (ii) a debt coverage ratio of no less than 1.2 to 1.0.

Main events of default:

a) default on payments of principal or interest; b) default on other debt; or
c) the Company fails to observe or perform any of its obligations under its agreements with IFC.

In the event of non-compliance with the clauses in the loan agreements with the International Finance Corporation, this entity can declare the obligation past due and demand payment. At the date of issue of these unaudited interim consolidated financial statements, no payment request has been received from the creditors.


NOTE 13 - SHORT AND LONG-TERM DEBT (Contd.)

b) Main agreements of long-term loans (Contd.)

3. Bayerische Vereinsbank

Original amount: US$ 11,390,000 Hermes Bayerische - Marcegaglia Loan

Characteristics: This is a loan obtained with the guarantee of the loan export-import bank agency of the German government (Hermes) for equipment purchases from suppliers of that country. Hermes is the guarantor with coverage of 95% on the Marcegaglia Loan.

Hermes Bayerische - Marcegaglia Loan (agreement date: March 1, 1994)

Amortization: Payable in 14 semiannual installments of US$ 813,571, beginning on April 18, 1997 and ending on October 18, 2003.

Interest: LIBOR plus 1.125% annually.

As of September 30, 2002 nine installments have been paid.

4. Bayerische HypoVereinsbank

Original amount: US$ 14,513,495 Sace Bayerische - Danieli Loan

Characteristics: This loan is obtained with guarantee from the loan export agency of the Italian government (Sace) for the purchase of equipment from Italian suppliers.

Amortization: 14 semiannual installments amounting to US$ 1,036,678 as from May 22, 2000 up to November 22, 2006.

Interest: LIBOR plus 0.70% annually.

As of September 30, 2002 three installments have been paid.

c) Commercial and financial debt by maturities

- Short-term commercial and financial debt:

             Period                                    Ps
------------------------------------------------------------------
Past due                                           358,997,379
To be due                                          318,298,598
                                            ---------------------
Total                                              677,295,977
                                            =====================

NOTE 13 - SHORT AND LONG-TERM DEBT (Contd.)

c) Commercial and financial debt by maturities (Contd.)

- Long-term commercial and financial debt. Maturities at September 30:

             Year                                      Ps
------------------------------------------------------------------
2004                                               432,405,939
2005                                               275,698,711
2006                                                49,269,176
2007                                                45,222,309
2008 onwards                                        96,172,799
                                            ---------------------
Total                                              898,768,934
                                            =====================

NOTE 14 - APPLICATION OF FUNDS DERIVED FROM THE ISSUE OF NON-CONVERTIBLE NEGOTIABLE OBLIGATIONS AND THE ISSUE OF SUBORDINATED CONVERTIBLE NEGOTIABLE OBLIGATIONS

The funds obtained from the issue of Non-convertible Negotiable Obligations were applied as follows: Short and long-term commercial debts: Ps 47,636,000, Bank and financial debt: Ps 39,152,000, Working capital: Ps 8,712,000.

The proceeds of the issue of Subordinated Convertible Negotiable Obligations were totally applied to the settlement of short-term financial liabilities.


NOTE 15 - STATUS OF CAPITAL

a) The status of capital at September 30, 2002 is as follows:

                                                                   Ps
                                                           --------------------
Capital registered at the Public Register of Commerce          278,804,518
Capital issued, subscribed and paid-up                         278,804,518

NOTE 15 - STATUS OF CAPITAL (Contd.)

b) Changes in capital for the last four years:

                                                                                                 Capital stock
                                                                                             ------------------
                                                                                                      Ps
                                                                                             ------------------
Capital stock as per balance sheet at June 30, 1998                                                232,651,398

                      Date
--------------------------------------------------
    Stockholders' Meeting      Authorization for               Form of placement
     approving the issue          public offer
---------------------------------------------------------------------------------------------

            08.05.96                 10.10.96      Conversion of Negotiable Obligations                 98,656
                                                     convertible into shares
            11.10.98                 03.07.00      Capital increase                                     54,464
            06.28.00                 12.05.00      Capital increase                                 46,000,000
            04.30.02                   -           Capital reduction (1)                          (139,402,259)

                                                                                              ------------------
Total subscribed and paid-up at September 30, 2002                                                (139,402,259)
                                                                                              ==================

(1) Approved by the Shareholders' meeting held on April 30, 2002. The capital reduction is subject to authorization and registration by the Buenos Aires Stock Exchange and the National Securities Commission, which are pending; the legal and regulatory proceedings applicable to the operation are currently in progress.


As a result of the devaluation of the Argentine currency at September 30, 2002, the Company records negative stockholders' equity. The Shareholders must agree the reimbursement of capital stock to prevent the dissolution of the Company before December 10, 2003, as established by Decree No. 1269/2002 of the Executive Branch.



NOTE 16 - SUBORDINATED NEGOTIABLE OBLIGATIONS COMPULSORILY CONVERTIBLE INTO ORDINARY CLASS "B" SHARES

Original amount: US$ 60,000,000

Characteristics: these Subordinated Convertible Negotiable Obligations will be converted into ordinary Class "B" shares at a conversion price of Ps 1 (one peso) per share as follows: (i) at the option of holders at any time as from the date of issue through maturity, (ii) on a compulsory basis on maturity and (iii) at the option of their holders as a result of declaration of the lapsing of corresponding terms.

NOTE 16 - SUBORDINATED NEGOTIABLE OBLIGATIONS COMPULSORILY CONVERTIBLE INTO ORDINARY CLASS "B" SHARES (Contd.)

Expiry date: May 28, 2005.

Interest: These Subordinated Convertible Negotiable Obligations bear interest at an annual 7.5% rate payable on a yearly basis; interest will be payable in Subordinated Convertible Negotiable Obligations of the same characteristics and conditions as those described above.

The majority of these Subordinated Convertible Negotiable Obligations were bought by the principal shareholders of the Company, which contain certain grounds for non-compliance. In the event of non-compliance, the holders of at least 25% of the face value of those notes may declare the principal claimable and payable in dollars or Class B shares, at the option of the holders.

At September 30, 2002, the Company has incurred in certain events of default; however no claim has been received from the noteholders at the date of issue of these unaudited interim consolidated financial statements.


NOTE 17 - SUPPLEMENTARY INFORMATION ON SALES

                                            9.30.02            9.30.01
                                    -------------------------------------------
                                               Ps                 Ps
                                    -------------------------------------------
Domestic market net sales                      460,691,915         571,671,598
Export market net sales (1)                    313,250,871         184,150,283
                                    -------------------------------------------
Total                                          773,942,786         755,821,881
                                    ===========================================

(1)      Include sales to agents for final export amounting to Ps 115,584,017


NOTE 18 - TAX LOSS CARRYFORWARDS

The accumulated tax loss carryforwards of the Company and its subsidiaries amounted to Ps 183,732,153. The breakdown of this balance is as follows:

NOTE 18 - TAX LOSS CARRYFORWARDS (Contd.)

Expiring during the year ending:                                        Ps
                                                              ------------------
    2002                                                             897,268
    2003
                                                                  29,035,713
    2004
                                                                  43,175,239
    2005
                                                                  63,651,235
    2006
                                                                  46,587,918
                                                              ------------------
Total
                                                                 183,347,373
                                                              ==================

The tax loss carryforwards of the Company's foreign subsidiaries amounted to US$6,897,899. The breakdown of this balance is as follows:

                                                                     US$
                                                              ------------------
    Acindar do Brasil Ltda.                                          6,897,899
                                                              ------------------
                                                                     6,897,899
                                                              ==================


NOTE 19 - RESTRICTIONS ON DISTRIBUTION OF EARNINGS


In accordance with the Corporations Law, the Company's by-laws and Resolution No. 368/01 of the National Securities Commission, 5% of the profits for the year plus (less) prior years' adjustments must be transferred to the Legal Reserve until such Reserve reaches 20% of restated capital. Before any distribution is made the Legal Reserve must be recovered.


The commitments assumed with some official foreign banks, the contract signed with the IFC for the financing of the Investment Program and the conditions for the issue of Non-convertible Negotiable Obligations due in 2004 contain some covenants which, in some cases, restrict the distribution of dividends.


NOTE 20 - COMMITMENTS AND CONTINGENCIES

1. From business


The Company has entered into a long-term electricity supply contract with Central Piedra Buena S.A. This contract has a term of 7 years beginning on May 1, 1997 and provides for the purchase of 40 Mwh of electricity per 24-hour day. If the service is suspended at the initiative of the Company, the penalty due would be 30% of the average price for the last twelve months for electricity pending delivery up to the expiry of the contract. At September 30 2002, the Company was not in default under this contract.

NOTE 20 - COMMITMENTS AND CONTINGENCIES (Contd.)

1. From business (Contd.)

The Company entered into a long-term electricity supply contract with Hidroelectrica Piedra del Aguila S.A. under which the Company is committed to purchase 85 Mwh of electricity, subject to adjustments of plus or minus 20%, for a fixed price, and according to inflationary adjustments based on the United States Industrial Wholesale Price Index. This contract is in effect for 5 years as from May 1, 1998. At September 30, 2002, the Company was not in default under this contract.

In addition, the Company has entered into a contract with Litoral Gas for the exclusive supply of natural gas for the period between July 1, 1996 and June 30, 2005. In consideration for exclusivity, the Company is entitled to a discount on its purchases under the contract. The penalty applicable to the Company for terminating the contract without due cause would be calculated on the basis of discounts received, which are based on the quantity of gas already consumed. Consequently, the cost of terminating the contract depends on the moment of such termination by the Company.

2. Legal matters

The Company is a party to certain labor lawsuits and other claims at an administrative instance relating to the normal course of its business. Considering provisions already recorded, it is estimated that the outcome of these lawsuits will not have a material adverse effect on the Company's income.

3. Encumbered assets

At September 30, 2002, the Company has the following encumbered assets:


                                                  Carrying value of     Original amounts of    Remaining balances
    Encumbered assets       Type of encumbrance   encumbered assets        secured debts        of secured debts
-------------------------------------------------------------------------------------------------------------------
                                                          Ps                    U$s                    Ps
                                                 ------------------------------------------------------------------
Property, plant and         Mortgage and pledge       50,876,556            10,000,000             9,350,000
  equipment


As a consequence of debt default $ 971,199 from bank accounts have been frozen as requested by creditors.


4. Guarantees

In addition, at September 30, 2002 the shares in Agrinsa Agroindustrial S.A. have been assigned to the Direccion General Impositiva in guarantee of deferrals for a total amount of Ps 9,007,000.

NOTE 20 - COMMITMENTS AND CONTINGENCIES (Contd.)

5. Memorandun accounts

At September 30, 2002 there are warrants received in guarantee for a total of US$ 10,308,038.


NOTE 21 - REORGANIZATION OF OPERATIONS

As a result of the strategic association with Companhia Siderurgica Belgo-Mineira in November 2000, the Company has initiated a business Reorganization Program under which the decisions adopted so far have been aimed at discontinuing unprofitable operations, suspending investment plans aimed at extending the operating capacity of the mill and selling the equipment acquired to that end.

A continuing process for the closing down of less efficient businesses was initiated by the Company, including the closing down of certain plants and the write-off of related assets.


Accordingly, at September 30, 2001, the Company decided to record the following adjustments having an effect on "Results from reorganization of operations":


                                                                                   In million pesos
                                                                                 ---------------------
- Write-off rolling mill No. 3                                                            33.8
- Decrease book value investment in Sistemas Constructivos Integrales S.A.                 4.4
                                                                                 ---------------------
Total                                                                                     38.2
                                                                                 =====================


NOTE 22 - DECISIONS ADOPTED BY THE SHAREHOLDERS' MEETING

On April 30, 2002, the Stockholders' Ordinary and Extraordinary meeting approved the following:

- to partially absorb the accumulated losses for Ps 199,723,918 with the Overall Capital Adjustment Account amounting to Ps 52,331,650.


- to make a mandatory capital stock reduction from Ps 278,804,518 to Ps 139,402,259, as a consequence of accumulated losses, which implies a 50% capital reduction based on the financial statements at December 31, 2001.


- the prior merger agreement of Sampa S.A., Indema S.A., Puar S.A., Clamet S.A. and Tejimet S.A. by Acindar Industria Argentina de Aceros S.A.

NOTE 23 - SUBSEQUENT EVENTS

No events other than those publicly known have taken place which might have a significant effect on the equity, economic or financial situation of the Company.

Condensed from the original prepared in Spanish for publication in Argentina (*)


REVIEW REPORT OF INDEPENDENT ACCOUNTANTS ON THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS


To the President and Directors of
Acindar Industria Argentina de Aceros Sociedad Anonima


1. We have carried out a limited review of the unaudited interim consolidated balance sheets of Acindar Industria Argentina de Aceros Sociedad Anonima at September 30, 2002 and 2001, the related unaudited interim consolidated statements of operations, of changes in stockholders' equity and of cash flows for the nine-month periods then ended and of the complementary notes 1 to 23. These unaudited interim consolidated financial statements are the responsibility of the Company's management.

2. We conducted our reviews in accordance with standards established by the Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of interim financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.


3. As established by Resolution No. 1/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 392 of the National Securities Commission, and as explained in Note 2, as from January 1, 2002 the Company recognized the effects of the devaluation of the Argentine peso. In addition, in accordance with the guidelines of Resolution No. 3/2002 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the National Securities Commission, the Company capitalized certain exchange losses related to the direct and indirect financing of fixed assets, for $ 68,3 million under that caption (net of amortization and the effect of inflation).

4. Note 2 details conditions prevailing in Argentine exchange markets at the end of the nine months period ended at September 30, 2002 and the economic measures issued by the Government to confront the national crisis, some of which may not have been issued at the date of issuance of these unaudited interim consolidated financial statements. The impact generated by measures adopted to date by the Government on the financial position of the Company as of September 30, 2002, detailed in Note 2, was calculated on the basis of management present assessments. Actual results could differ from current management assessments and such differences could be material. Therefore, the Company's unaudited interim consolidated financial statements may not inform all adjustments that might ultimately result from these conditions. Future economic developments and related effects on the Company's financial position cannot presently be determined. Therefore, the Company's unaudited interim consolidated financial statements should be read under the light of circumstances herein described.


5. As explained in Note 3, in recent years the Company recorded a drop in sales and, consequently, in its capacity to generate funds. As a result of this situation, in December 2001 the Company notified its decision to postpone the payment of certain bank, financial and commercial obligations. Acindar Industria Argentina de Aceros S.A. has started negotiations with its financial creditors and creditor banks to agree on the restructuring of its debt. At the date of issue of these interim financial statements it is not possible to estimate the final outcome of those negotiations. The Company has classified its bank and financial liabilities based on their original due dates, considering that no notice has been received to date from any creditor demanding the early settlement of those liabilities.

6. The Company has prepared the accompanying unaudited interim consolidated financial statements assuming the Company will continue as a going concern. Consequently, those unaudited interim consolidated financial statements do not include the effects of the potential adjustments and reclassifications that might be required if the Company does not reach an agreement with its creditors in favour of the continuity of the Company's operations and the Company is forced to realize its assets and settle its liabilities, including contingent liabilities, in conditions other than through the normal course of business.

7. Based on the work done and on our examination of the consolidated financial statements of that Company for the non-annual fiscal period ended December 31, 2001, on which we issued our report on March 11, 2002, with qualifications regarding the situations described in paragraphs 5 and 6., we report that the consolidated financial statements of Acindar Industrial Argentina de Aceros S.A. as of September 30, 2002 give consideration to all significant facts and circumstances of which we have become aware and that, we have no further observations to make concerning them other than those mentioned in paragraphs 3. to 6.

8. The financial statements for the fiscal year ended September 30, 2001 were subject to a limited review, on which we issued our report on November 9, 2001 with qualifications regarding the uncertainties related to the possible adjustments that could be derived from debt renegotiation and the restructuring the Company was carrying out at that date. The restructuring was concluded without giving rise to significant effects on the financial statements; the liability renegotiation process mentioned in paragraph 5 has not yet concluded. The financial statements for the nine-month period ended September 30, 2001 have been included in these financial statements for comparative purposes.


Buenos Aires, November 8, 2002




     PRICE WATERHOUSE & CO.

by   (Partner)
---------------------------------
     Juan P. Jackson


(*) The accounting and auditing standards referred to are those established in Argentina. These auditing standards closely approximate those established in the United States of America.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ACINDAR INDUSTRIA ARGENTINA DE ACEROS S.A.
                                         (Registrant)



Date: January 27, 2003               By: /s/ JORGE N. VIDELA
                                         -----------------------
                                         Jorge N. Videla